UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14905

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT

SHARING AND SAVINGS PLAN

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan

Wickliffe, Ohio

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2015 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 20, 2016

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	December 31,
	2015	2014
ASSETS:
Investment in Master Trust:
Investment at fair value	$863,325	$879,224
Investment at contract value	210,041	211,130

Total investment in Master Trust	1,073,366	1,090,354

Notes receivable from participants	18,085	16,943
Contributions receivable	1,242	8,903

NET ASSETS AVAILABLE FOR BENEFITS	$1,092,693	$1,116,200

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	Years Ended December 31,
	2015	2014
ADDITIONS:
Net investment gain (loss) from Master Trust	$(11,786)	$67,156
Interest income on notes receivable from participants	769	688
Contributions:
Participants	50,410	40,858
Employer	25,717	20,642

Total contributions	76,127	61,500

Total additions	65,110	129,344

DEDUCTIONS:
Distributions to participants	88,161	61,321
Fees	456	366

Total deductions	88,617	61,687

INCREASE (DECREASE) IN NET ASSETS	(23,507)	67,657

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	1,116,200	1,048,543

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$1,092,693	$1,116,200

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan is subject to the reporting and disclosure requirements, the vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Management Advisory Committee (the “MAC”) of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and timing of benefit distributions and authorization of disbursements from the Plan.

The Plan is a participating plan in The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan Trust (“Master Trust”) along with The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “AWDC Plan”). The assets of the above plans are part of the Master Trust.

The Retirement and Savings Plans Investment Committee (the “Investment Committee”), which is also appointed by the MAC, reviews the investment policies and procedures for the Plan; it also monitors the performance of, and fees and expenses charged by, the investment alternatives offered under the Plan to ensure the consistency of the investment alternatives with the Plan’s investment policies, approves changes to the investment alternatives offered under the Plan; monitors the asset levels of the Master Trust; and appoints and removes the Trustee for the Master Trust. The assets within the Master Trust are maintained and administered by the Plan’s Trustee, Voya Institutional Trust Company (name changed from ING National Trust effective September 1, 2014), and the Plan’s recordkeeper, Voya Institutional Plan Services (name changed from ING Institutional Plan Services also effective September 1, 2014). The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Each plan (the Plan and the AWDC Plan) has the ability to direct its own investments within the Master Trust.

Participation and Contributions—All regular employees of the Company and of participating subsidiaries and affiliates are eligible for participation on the first day of covered employment.

The combined before-tax (“CODA”), after-tax Roth 401(k) (“Roth”) and after-tax (“Supplemental”) contributions are limited to 75% of eligible compensation for both highly and non-highly compensated employees. Effective January 1, 2015, Company Matching contributions changed from 50% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation to 100% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation. This matching contribution allows the Plan to meet the rules of a 401(k) safe harbor plan. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Plan contributions was $265,000 for 2015 and $260,000 for 2014.

CODA and Company Matching contributions are excluded from the participants’ taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental contributions are made on an after-tax basis and are therefore included in the participants’ taxable income in the period of contribution. Participants who turned at least age 50 during 2015 or 2014 were eligible to elect to make an additional before-tax or Roth Catch-up contribution of up to $6,000 in 2015 and $5,500 in 2014, if they met one of the following conditions:

a.	Elected to make before-tax and Roth 401(k) contributions of 75% of eligible compensation; or

b.	Contributed $18,000 for the 2015 Plan year or $17,500 for the 2014 Plan year.

Newly eligible employees, both new hires and rehires, are subject to automatic enrollment. Participants will be automatically enrolled in the Plan at a CODA contribution rate of 3%.

There is a 30-day opt-out period during which participants may change their CODA contribution rate or elect not to contribute (“opt-out”). If participants do not make a positive election or opt-out, contributions will begin to be withheld as soon as administratively possible following the end of the 30 day period. CODA contributions and Company Matching contributions will be invested in the State Street Target Retirement Fund that most closely matches the participant’s expected retirement date based on age 65. Once enrolled, participants may choose to change the election percentage or stop contributing at any time.

For participants who become participants on or before January 1 of the current year with plan contribution rates between 0% and 5% of pay (whether those contributions are CODA, Roth, Supplemental, or any combination) as of July 1 of the current year, such participants will automatically have their CODA contribution rate increase to the next higher full percent starting the first full pay period after July 1 of the current year (or as soon thereafter as administratively practicable). Automatic escalation will continue each year until participants are contributing 6%.

For participants who become participants after January 1 of any year, automatic escalation will work as described above, except that the first automatic escalation will not occur until July 1 of the year following the year a participant was hired.

Any additional contributions made to a participant’s Plan account as a result of auto escalation will be invested in the Plan’s core investment funds in accordance with the participant’s election on file. If a participant does not have an election on file, those amounts will be invested in the State Street Target Date Retirement Fund that most closely matches the participant’s expected retirement date based on age 65.

Participants have the right to opt-out of their scheduled auto escalation before it would otherwise take effect. The opt-out election affects only the 12-month period for which the election is made. If the participant does not want to be automatically escalated on the following July 1, the participant will need to opt-out again.

The Company may also contribute a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan (“Profit Sharing”). Profit Sharing contributions are determined by the Organization and Compensation Committee of the Board of Directors of the Company and are allocated to each participant’s profit sharing account based upon the year-end compensation of the employee, as defined in the Plan document. A Profit Sharing contribution was made for the 2014 Plan year but due to the increased matching contribution effective January 1, 2015 future Profit Sharing contributions are not anticipated.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions from certain other tax-qualified plans by or on behalf of an employee in accordance with procedures established by the Company, except that the Plan does not accept Roth rollover contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, allocations of the Company Matching and Profit Sharing contributions, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of their CODA, Roth and Supplemental contributions in one or more of the Plan’s investment funds in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching contributions made to their account into any of the 401(k) investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate once daily a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions among the available investment funds in increments of 1% of the total amount to be reallocated. Participants may elect investment of their CODA, Roth and Supplemental contributions, up to 50% of their vested account balance, in one or more mutual funds through a self-directed brokerage account.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions will be deposited in the target retirement fund with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions—Effective January 1, 2015, vesting in Company Matching contributions and Profit Sharing contributions changed from 33-1/3% for each full year of eligible service and 100% vesting after three years to immediate 100% vesting in Company Matching contributions. Participants are immediately vested in employee contributions.

Participants may request voluntary withdrawals of their Supplemental contributions and may also apply for hardship withdrawals from their CODA, Roth, Catch-up and Roth Catch-up contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan’s recordkeeper, or request an in-service distribution upon attainment of age 59-1/2. Active participants may request an in-service distribution of Company Matching contributions attributable to periods prior to January 1, 2015 at age 55, and Company Matching contributions attributable to periods on and after January 1, 2015 at age 59 1⁄2.

When a participant’s employment terminates, his or her vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent.

Notes Receivable From Participants—The Plan allows participants to borrow up to the lesser of $50,000, 100% of the value of their CODA, Roth, Catch-up, vested Matching and Rollover accounts, or 50% of their vested total account balance. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant’s account. The repayment period may not be more than five years except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2015 and 2014, the forfeiture balance at year end totaled $45,622 and $368,609, respectively. Subsequent to year end 2015 and 2014, $0 and $325,000 of the forfeiture balance, respectively, was used to reduce Company contributions and is netted with the respective year’s contribution receivable balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

New Accounting Pronouncements – In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). The Plan elected early adoption of this pronouncement, which changed certain investment disclosure requirements. As such, the Plan is no longer required to (1) disclose individual investments that represent 5% or more of the Master Trust’s net assets; (2) disclose the net appreciation or depreciation for investments by general type; (3) disclose the fair value and average yields of investments in fully benefit-responsive investment contracts which are only required to be reported at contract value; and (4) disaggregate investments by anything other than general type within the fair value hierarchy. These changes have been applied retrospectively to the financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value other than the guaranteed investment contracts (“GICs”) included in the Stable Value Fund, which are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date. Net investment gain (loss) includes gains and losses on investments bought and sold, as well as held, during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values.

Notes Receivable From Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Expenses—No fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are either paid directly by the Company or are offset with revenue sharing payments received by the Plan Trustee and recordkeeper from investment fund managers. Revenue sharing payments are made from the total expense charges paid by participants investing in the funds offered under the Plan. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

A redemption fee of 1% is imposed by the Fidelity Advisors Diversified International Fund on money transferred out of the fund less than 30 days following a transfer of money into the fund. A participant’s account is charged a fee of $75.00 for each loan taken by the participant. If expedited mailing of a loan or distribution check is requested, a $50.00 fee is charged to the participant’s account.

A participant who invests in the self-directed brokerage account is charged a $50.00 annual fee which is deducted quarterly ($12.50 per quarter) from the participant’s account. In addition, any mutual fund investment purchased or sold through the self-directed brokerage account may carry with it additional fees. The TD Ameritrade Fee Schedule provided to participants details such fees including a redemption fee of $49.99 for almost any mutual fund investment that is not held for at least 90 days.

Other fees primarily represent investment management advisory fees that are charged to individual participants who select this fee-based service. The fees for the aforementioned services are paid to Voya Retirement Investment Advisors.

Payment of Benefits—Benefits are recorded when paid.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options. Effective March 12, 2014, Goldman Sachs Asset Management assumed investment management of the Fund, which previously was managed by Deutsche Asset & Wealth Management.

The Core Fixed Income Fund invests in a mutual fund, the Baird Aggregate Bond Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 65% fixed income and 35% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 43% fixed income and 57% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 25% fixed income and 75% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 13% fixed income and 87% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Target Retirement 2060 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2060.

The Large Cap Core Equity Passive Fund invests in a collective trust fund, the State Street S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Value Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Value Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Russell 1000 Value Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the Russell 1000 Value Index.

The Large Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Growth Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Russell 1000 Growth Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the Russell 1000 Growth Index

The Mid Cap Value Equity Fund invests in a mutual fund, the Vanguard Selected Value Fund, which invests in equity securities that are believed to be undervalued.

The Mid Cap Growth Equity Fund invests in a mutual fund, the Victory Munder Mid Cap Core Growth R6, which invests primarily in securities of companies that are believed to have above-average earnings growth potential.

The Small Cap Value Equity Fund invests in a mutual fund, the DFA US Small Cap Value Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Growth Equity Fund invests in a mutual fund, the Hartford Small Cap Growth HLS Fund, which invests primarily in a portfolio of common stocks of small market capitalization companies that are believed to have superior growth potential.

The International Core Equity Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund Z, which invests in a diversified portfolio of common stocks and other equity-like securities of companies based outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Templeton Institutional Foreign Smaller Companies Fund. The fund invests primarily in a diversified portfolio of equity securities with small market capitalizations that are traded principally in markets outside the United States.

The Emerging Markets Equity Fund invests in a mutual fund, the DFA Emerging Markets Core Equity Fund, which invests in a diversified portfolio of equity securities that are traded principally in the Emerging Markets.

The Berkshire Hathaway Class B Stock Fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

The self-directed brokerage account, which became effective April 11, 2014, is a brokerage account offered in the Plan and provided through TD Ameritrade. It gives participants access to more than 13,000 mutual funds (of which more than 2,100 are no-load, no-transaction-fee (NTF) mutual funds). Unlike the Plan’s current investment options, transaction fees and operating expense fees generally apply to the mutual funds available through the self-directed brokerage account.

Participants may invest up to 50% of their total vested Plan account balance through the self-directed brokerage account. The minimum initial transfer into the self-directed brokerage account must be $1,000 per account. Participants will need to establish separate accounts (each with a $1,000 minimum and subject to applicable fees) for amounts transferred from before-tax and Roth 401(k) accounts. The mutual fund participants’ selection may also require a minimum investment. An investment in the self-directed brokerage account must come from the current Plan balance through a funds transfer; participants cannot elect to directly invest future contributions, including loan repayments, into the self-directed brokerage account.

Effective July 1, 2015 no more than 50% of a participant’s future investment elections may be invested in the Berkshire Hathaway Class B Stock Fund.

See Note 10 for subsequent events.

4.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Goldman Sachs Asset Management through which both traditional and synthetic GICs are held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the Stable Value Fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The components of the Stable Value Fund held within the Master Trust (at contract value) as of December 31, 2015 and 2014 are as follows (in thousands):

	2015	2014
Traditional GICs	$13,021	$18,085
Synthetic GICs	184,120	177,007
Cash and equivalents	13,254	16,320

Total	$210,395	$211,412

5.	INTEREST IN THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN TRUST

The Plan’s investments are held in a Master Trust for the investment of assets of the Plan and the AWDC Plan. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses. The Plan’s interest in the net assets of the Master Trust was approximately 99.04% at December 31, 2015, and 99.41% at December 31, 2014. Investment income and expenses within the Master Trust are allocated to the individual plans based on the underlying individual participants’ activity and account balances.

The Plan estimates the fair value of investments in the Master Trust using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Master Trust measured at fair value:

•	Class B shares of Berkshire Hathaway (Symbol BRK-B): Valued at the closing price as reported on the New York Stock Exchange and classified within Level 1 of the valuation hierarchy.

•	Mutual funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•	Self-directed brokerage accounts: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2015 and 2014. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	December 31, 2015
Berkshire Hathaway Class B stock fund	$59,672	$-	$-	$59,672
Mutual funds	210,703	-	-	210,703
Self-directed brokerage accounts	4,628	-	-	4,628
Common collective trust funds	-	598,368	-	598,368

Total	$275,003	$598,368	$-	$873,371

Total investments of the Master Trust as of December 31, 2015 (in thousands):

Investments at fair value	$873,371
Investments at contract value	210,395

Total	$1,083,766

Activity of the Master Trust for the year ended December 31, 2015 (in thousands):

Net depreciation in fair value of investments	$(21,464)
Interest and dividends	9,431
Net transfers	(1,092)

Total	$(13,125)

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	December 31, 2014
Berkshire Hathaway Class B stock fund	$72,035	$-	$-	$72,035
Mutual funds	304,538	-	-	304,538
Self-directed brokerage accounts	3,273	-	-	3,273
Common collective trust funds	-	505,633	-	505,633

Total	$379,846	$505,633	$-	$885,479

Total investments of the Master Trust as of December 31, 2014 (in thousands):

Investments at fair value	$885,479
Investments at contract value	211,412

Total	$1,096,891

Activity of the Master Trust for the year ended December 31, 2014 (in thousands):

Net appreciation in fair value of investments	$44,002
Interest and dividends	23,481
Net transfers	2,958

Total	$70,441

6.	RISKS AND UNCERTAINTIES

The Master Trust holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan, through the Master Trust, invests in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. During the years ended December 31, 2015 and 2014, 160,238 and 250,345 Class B shares, respectively, of Berkshire Hathaway at a cost of $23,026,071 and $32,449,212 respectively, were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2015 and 2014, the fund sold or distributed to participants 188,407 and 97,828 Class B shares, respectively, of Berkshire Hathaway and received proceeds of $26,680,577 and $12,502,437 respectively. The realized gains on these sales were $3,932,252 and $1,494,979 for 2015 and 2014, respectively.

Fees charged to individual participant accounts for loan initiations, overnight delivery service and brokerage account maintenance and paid to Voya Institutional Trust Company, the Trustee, were $116,575 and $82,225 in 2015 and 2014, respectively. Fees charged to individual participant accounts for investment advice service and paid to Voya Investment Retirement Advisors were $337,205 and $282,560 in 2015 and 2014, respectively.

8.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated November 21, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements. As of December 31, 2015, the Plan’s tax years from 2012 and thereafter remain subject to examination by the IRS, as well as by other applicable taxing authorities.

9.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.	SUBSEQUENT EVENTS

The Plan was amended to provide for the merger of the following plans effective January 1, 2016:

•	The Vesta Intermediate Funding, Inc. Profit Sharing Plan and Trust

•	The ExtruMed, Inc. 401(k) Profit Sharing Plan

•	The Particle Sciences Inc. 401(k) Profit Sharing Plan and Trust

•	The Warwick Chemicals USA Inc. 401(k) Plan

The following fund changes were effective April 4, 2016:

•	Fund removed from the Plan’s fund line-up:

¡	Victory Munder Mid-Cap Core Growth Fund (ticker symbol: MGOSX)

•	Fund added to the Plan’s fund line-up:

¡	MassMutual Select Mid Cap Growth Equity Fund II Class I (ticker symbol: MEFZX)

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-0367600—PLAN NO. 003

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Participant loans	Various participant loans with interest rates
		ranging from 4.00% to 9.25%	$-	$18,084,917

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$-	$18,084,917

*	Indicates a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

Date: June 20, 2016	By:	/s/ Thomas J. Tercek
Thomas J. Tercek
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm